SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 13, 2019.

By letter dated May 13, 2019,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2019	03/31/2018
Results of the period (three-month period)	(9,794)	10,468
Attributable to:
Shareholders of the controlling company	(6,795)	4,562
Non-controlling interest	(2,999)	5,906

2. Other integral results of the period	in million ARS
	03/31/2019	03/31/2018
Other integral results of the period	5,900	(4,928)
Attributable to:
Shareholders of the controlling company	1,145	(1,791)
Non-controlling interest	4,755	(3,137)

3. Total integral results of the period	in million ARS
	03/31/2019	03/31/2018
Total integral results of the period	(3,894)	5,540
Attributable to:
Shareholders of the controlling company	(5,650)	2,771
Non-controlling interest	1,756	2,769

4. Equity details	in million ARS
	03/31/2019	03/31/2018
Share Capital	494	495
Treasury shares	8	7
Change in capital stock and treasury shares	6,082	6,082
Additional paid-in capital	6,779	6,779
Premium for trading of treasury shares	59	59
Legal Reserve	238	238
Special Reserve (Resolution CNV 609/12)	3,315	3,315
Cost of treasury share	(782)	(371)
Changes in non-controlling interest	(1,616)	(909)
Revaluation Surplus	494	-
Conversion reserve	5,170	2,933
Reserve for stocks-based payments	110	286
Reserve for new project	22,399	2,527
Reserve for defined benefit plans	(117)	-
Other comprehensive subsidiary results	233	(29)
Other subsidiary reserves	39	9
Reserve for purchase of securities issued by the company	55	55
Retained earnings	(15,501)	12,816
Shareholders’ Equity attributable to controlling company’s shareholders	27,459	34,292
Non-controlling interest	77,365	67,338
Total shareholder's equity	104,824	101,630

5. Adjustments of previous results	in million ARS
03/31/2019
Change in the valuation method of investment properties	(216)
Attributable to:
Shareholders of the controlling company	(134)
Non-controlling interest	(82)

  In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 182,052,316 shares, accounting for 36.92% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

In addition, we report that as of March 31, 2019, after deducting Inversiones Financieras del Sur S.A. and Agroinvestment S.A’s interest and the treasury shares, the remaining shareholders held 311,026,680 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 62.00% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended March 31, 2019:

●
Net result for the 9-month period of fiscal year 2019 recorded a loss of ARS 9,794 million compared to a gain of ARS 10,468 million in the same period of the FY 2018, mainly explained by higher financial losses due to argentine peso depreciation and lower results from changes in the fair value of IRSA investment properties in Argentina Business Center.

●
Adjusted EBITDA for the 9-month period of fiscal year 2019 grew 25.9% compared to the same period of 2018, reaching ARS 15,775 million, of which ARS 2,468 million came from the agricultural business that recorded higher crop production results and farmland sales and ARS 13,307 million came from the urban property and investment segment (IRSA), whose rental segment in Argentina increased by 7.1% in the period.

●
Very good weather conditions in the region are expected for 2019 campaign. We planted 247,900 ha and expect to develop approximately 8,500 ha in the region.

●
On March 2019, we launched a new share repurchase plan for up to ARS 300 million. As of today, the company has repurchased 14.5% of the program.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 13, 2019